Mail Stop 6010

June 20, 2006

Mr. David G. Nord
Senior Vice President and Chief Financial Officer
Hubbell Incorporated
584 Derby Milford Road
Orange, Connecticut

      RE: **Hubbell Incorporated**
           Form 10-K for the fiscal year ended December 31, 2005
           Filed March 8, 2006
           File No. 1-02958

Dear Mr. Nord:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Martin F. James
                          Senior Assistant Chief Accountant